                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-88733

                                  Prospectus
                                  ----------

                           SunGard Data Systems Inc.

                         2,181,795 Shares of Common Stock
     The stockholders of SunGard Data Systems Inc. listed in this prospectus under the title "Selling Stockholders" are offering and selling 2,181,795 shares of SunGard common stock pursuant to this prospectus. The selling stockholders may use this prospectus to sell their stock from time to time until July 13, 2001. SunGard will not receive any part of the proceeds from the sale of these shares of common stock. As of the date of this prospectus and including the number of SunGard shares registered under this prospectus, SunGard has a total of 11,618,847 shares registered for resale on Form S-3 registration statements.

     The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may sell their SunGard common stock from time to time in one or more transactions on the New York Stock Exchange, which may involve block transactions, in special offerings, in negotiated transactions, or otherwise, at prevailing market prices or at privately negotiated prices.

     SunGard's common stock is listed on the New York Stock Exchange under the symbol "SDS." On October 21, 1999, the last reported sale price of the common stock was $21.94 per share.

     Investment in the shares involves risks, some of which are described under "Risk Factors" beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities Commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                         ______________________________

             The date of this prospectus is October 21, 1999


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     You should rely only on the information or representations provided in this prospectus. SunGard has not authorized anyone to provide you with different information. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is prohibited. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.


                               Table of Contents

                                                                     Page
                                                                     ----
Where You Can Find More Information.................................    3

About SunGard.......................................................    3

Use of Proceeds.....................................................    3

Risk Factors........................................................    4

Selling Stockholders................................................    7

Plan of Distribution................................................    8

Legal Opinion.......................................................    8

Experts.............................................................    8

                                       2
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                      Where You Can Find More Information

     SunGard has filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") that provides additional information about SunGard and the SunGard common stock owned by the selling stockholders. This prospectus is part of that registration statement, but does not contain certain information that is in the registration statement. For such additional information, you must read that registration statement along with its exhibits.

     SunGard files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document SunGard files at the SEC`s Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. You may also obtain such materials and any other information about SunGard at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding SunGard and other registrants that electronically file their reports with the SEC. The address of the site is http://www.sec.gov.

     The SEC allows SunGard to "incorporate by reference" the information SunGard files with it, which means that SunGard can disclose important information to you by referencing you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that SunGard files with the SEC will automatically update and supersede this information. SunGard incorporates by reference the documents listed below and any future filings SunGard makes with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities and Exchange Act of 1934 until the selling stockholders sell all of the shares or until July 13, 2001, whichever is earlier.

     . SunGard's Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     . The description of SunGard common stock that is incorporated by reference in SunGard's registration statement on Form 8-A filed on May 14, 1997, including any amendments or reports filed for the purpose of updating such description; and

     . SunGard's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

          Investor Relations
          SunGard Data Systems Inc.
          1285 Drummers Lane
          Wayne, Pennsylvania 19087
          Telephone: (610) 341-8700.

                                About SunGard

     SunGard is a computer services and application software company. SunGard provides specialized investment support systems and computer disaster recovery services. SunGard is a Delaware corporation that was organized in 1982. SunGard's principal executive offices are located at 1285 Drummers Lane, Wayne, Pennsylvania, 19087, and its telephone number is (610) 341-8700.

                                Use Of Proceeds

     All net proceeds from the sale of the SunGard shares will go to the selling stockholders who offer and sell their shares. Accordingly, SunGard will not receive any proceeds from the sale of the shares by the selling stockholders.

                                 Risk Factors

SunGard's growth strategy depends in part on acquisitions. If SunGard is unable to acquire businesses on favorable terms or successfully integrate and manage the businesses acquired, SunGard's business and financial results may suffer.

     SunGard intends to grow by expanding its existing businesses and by acquiring similar or complementary businesses, including acquisitions that are intended to qualify for pooling-of-interests accounting treatment. This growth strategy is subject to a number of risks which could adversely affect SunGard's business and financial results, including:

     . SunGard may not be able to find suitable businesses to acquire on affordable terms;

     . competition from other acquirors and stock market fluctuations may make it more difficult for SunGard to find and complete acquisitions;

     . SunGard may have to raise money in the debt or equity markets to finance future acquisitions;

     . one or more acquisitions may not qualify for pooling-of-interests accounting treatment;

     . at any given time, a large number of shares of SunGard common stock issued to acquire businesses may become freely tradeable in the market; and

     . the Financial Accounting Standards Board, or FASB, recently voted unanimously to eliminate the use of pooling-of-interests accounting treatment beginning on January 1, 2001. In addition, FASB is considering a variety of proposals to change the treatment of purchase accounting. The resolution of these proposed changes may adversely affect SunGard's ability to continue to grow by acquiring similar or complementary businesses.

     The businesses acquired by SunGard may perform worse than expected or may be more difficult to integrate and manage than expected. If that happens, SunGard may suffer a number of adverse consequences, including:

     . SunGard may have to devote unanticipated financial and management resources to the acquired businesses;

     .    SunGard may not be able to realize expected operating efficiencies;
          and

     . SunGard may have to write off goodwill or other intangible assets if the acquisition was accounted for as a purchase.

     SunGard's success depends in part on adapting its computer services and software to changes in technology and changes in its customers' businesses. If SunGard does not successfully update its services and software, or if its new products or services are not timely delivered or well received by customers, SunGard's business and financial results may suffer.

     SunGard's ability to successfully update its services and software and timely develop and deliver new products and services required by its customers is subject to a number of risks which could adversely affect SunGard's business and financial results, including:

     . SunGard may find it difficult to update its services and software and timely develop and deliver its new products and services in a cost-effective manner, especially when faced with rapid technological changes that are hard to predict; and

     . SunGard may find it difficult to update its services and software to keep pace with business, regulatory and other developments in the financial services industry in which most of SunGard's customers operate.

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

     SunGard's business is dependent largely on the financial services industry. If that industry does poorly, SunGard's business and financial results may suffer.

     SunGard sells most of its computer services and software to banks, mutual funds, brokers, insurance companies and other financial services firms. If the financial services industry or SunGard's customers in the financial services industry experience problems, SunGard's business and financial results could be adversely affected. For example, SunGard may suffer if securities trading activity declines, the number or value of managed portfolios decreases, or there is continued consolidation among firms in the financial services industry.

     The advent of year 2000, including any failure by SunGard to make its products year 2000 compliant or to fulfill year 2000 commitments to customers, may adversely affect SunGard's business and financial results.

     SunGard has made many of its products year 2000 compliant so that they can handle dates in the year 2000 and beyond. However, SunGard is still working on making some of its most important products year 2000 compliant. In addition, SunGard has made commitments to some customers that need to convert from non-year 2000 compliant systems, and as a result, SunGard must meet significant development obligations and complete conversions before the end of 1999. SunGard's year 2000 compliance efforts are subject to a number of risks which could adversely affect SunGard's business and financial results, including:

     . SunGard may not be able to make all of its important products year 2000 compliant;

     . SunGard may not be able to timely meet its year 2000 commitments to customers;

     . SunGard may have to add personnel and buy new software and hardware earlier than planned to complete its year 2000 compliance efforts, which could cause an unexpected increase in expenses;

     . SunGard's expenses may increase faster than expected because year 2000 issues are causing a shortage in the availability of experienced programmers; and

     . SunGard may encounter unanticipated year 2000 problems, like a problem with another company's software or hardware that interacts with SunGard's products or that is used by SunGard.

     SunGard believes that year 2000 compliance issues have caused some acceleration of software buying and conversion activity. As a result, SunGard's rate of internal growth may decline in the second half of 1999 or in the year 2000, which could adversely affect SunGard's business and financial results.

     Forward-looking Statements May Prove Inaccurate.

     This document contains or incorporates by reference forward-looking statements made by SunGard that are subject to risks and uncertainties and that may change at any time and differ from actual results. Forward-looking statements include information about possible or assumed future financial results of SunGard and usually contain words such as "believes," "expects," "anticipates" or similar expressions. SunGard derives most of its forward-looking statements from its operating budgets and forecasts, which are based upon many detailed assumptions. While SunGard believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting certain important factors such as:

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     .  the timing and magnitude of software sales and services;

     . the effect of year 2000 issues on software and services buying decisions;

     .  the timing and scope of technological advances and year 2000 compliance;

     .  the integration and performance of acquired businesses;

     .  the effects of competitive pressures;

     .  the prospects for future acquisitions; and

     .  the overall condition of the financial services industry.

These and other factors, some of which are discussed in this section or elsewhere in this document and some of which are discussed in the documents incorporated by reference, could affect the future financial results of SunGard, could cause those results to differ materially from those expressed in any forward-looking statements contained in or incorporated by reference in this document and should be considered in evaluating SunGard's forward-looking statements and any investment in SunGard's common stock.

                             Selling Stockholders

     The following table provides certain information as of the date of this prospectus regarding each selling stockholder's ownership of SunGard common stock and as adjusted to give effect to the sale of the shares offered by this prospectus. The shares are being registered to permit public secondary trading in the shares, and the selling stockholders may offer the shares for resale from time to time. See "Plan of Distribution."

     On July 13, 1999, SunGard acquired all of the outstanding shares of Oshap Technologies Ltd., as well as the shares of certain subsidiaries of Oshap held by persons other than Oshap. The selling stockholders listed below may be deemed to have been affiliates of Oshap at the time of the acquisition and they may have received shares which were not registered under the Securities Act. This prospectus is intended to permit the selling stockholders to sell their shares from time to time in the same manner as stockholders of Oshap who were not deemed to have been affiliates at the time of the acquisition or who received registered shares in the acquisition.

     The stockholders below do not intend to retain any shares after the offering.

                                                  # of Shares     # of Shares
                                                  Owned Before   Being Offered
          Name of Selling Stockholder             the Offering      For Sale
     ------------------------------------------- -------------- ---------------
     Dr. Ing. Meir Barel (2)....................        29,284         29,284
     Kenneth J. Bialkin.........................        23,299         23,299
     Gerald S. Cramer (3).......................        11,600         11,600
     Cramer, Rosenthal & McGlynn (3)............       110,102        110,102
     Michel De Greef............................         8,989          8,989
     Aharon Dovrat (1)(4).......................         3,854          3,854
     Shlomo Dovrat (1)..........................       120,595        120,595
     M.G.L. Zeevi Investments Ltd (5)...........        37,044         37,044
     Midov Ltd (6) .............................        77,235         77,235
     Societe Regionale D'Investissement de
     Wallonie...................................       256,519        256,519
     SVE Star Ventures Enterprises No. II, a
      German Civil Law Partnership (with
      limitation of liability) (2)..............        44,277         44,277
     SVE Star Ventures Enterprises No. III, a
      German Civil Law Partnership (with
      limitation of liability) (2)..............       118,818        118,818
     SVE Star Ventures Enterprises No. IIIa, a
      German Civil Law Partnership (with
      limitation of liability) (2)...............        9,854          9,854
     SVE Star Ventures Enterprises No. V, a
      German Civil Law Partnership (with
      limitation of liability) (2)...............      230,558        230,558
     SVM Star Ventures Managementgesellschaft
     MbH Nr. 3 & Co. Beteiligungs KG (2)........        52,288         52,288
     SVM Star Ventures Managementgesellschaft
     MbH Nr. 3 & Co. Beteiligungs KG Nr. 2......        49,233         49,233
     Prof. Michel Theys.........................         8,989          8,989
     YTD Dovrat Ltd. (1)........................       926,853        926,853
     Avi Zeevi..................................        62,404         62,404

1. Mr. Shlomo Dovrat may be deemed to be an affiliate of Dovrat Family Trust and YTD Dovrat Ltd. and may be deemed to be the beneficial owner of the shares held by such entities.

2. Mr. Barel may be deemed to be an affiliate of the Star Venture Funds and may be deemed to be the beneficial owner of the shares held by the Star Venture Funds.

3. Mr. Cramer may be deemed to be an affiliate of Cramer, Rosenthal & McGlynn and may be deemed to be the beneficial owner of the shares held by Cramer, Rosenthal & McGlynn.

4. Mr. Aharon Dovrat is the father of Mr. Shlomo Dovrat.

5. Mr. Avi Zeevi may be deemed to be an affiliate of M.G.L. Zeevi Investments Ltd. and may be deemed to be the beneficial owner of the shares held by M.G.L. Zeevi Investments Ltd.

6. Mr. Aharon Dovrat may be deemed to be an affiliate of Midov Ltd. and may be deemed to be the beneficial owmer of the shares held by Midov Ltd.

                             Plan of Distribution

     The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may sell the shares from time to time in one or more transactions on the New York Stock Exchange, which may involve block transactions, in special offerings, in negotiated transactions, or otherwise. Such sales may be made at market prices prevailing at the time of the sale, at prices related to such prevailing market prices, or at negotiated prices. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 might be sold under the terms of such rule rather than pursuant to this prospectus.

     The selling stockholders may use brokers or dealers to sell their shares. If this happens, such brokers or dealers may receive commissions or discounts from the selling stockholders in amounts negotiated immediately prior to the sale. Such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales, and their commissions or discounts and other compensation may be deemed underwriters' compensation.

     If a selling stockholder notifies SunGard of any other material arrangement that it has entered into with a broker or dealer for selling shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, SunGard will file a prospectus supplement if required, pursuant to Rule 424(c) under the Securities Act of 1933. In that prospectus supplement, SunGard will disclose:

     .  the name of each such broker-dealer;
     .  the number of shares involved;
     .  the price at which such shares were sold;
     . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
     . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and
     .  any other facts material to the transaction.

     The registration statement of which this prospectus forms a part will remain effective until the earlier of (i) the date on which all of the shares included in the registration statement have been sold or (ii) July 13, 2001.

     SunGard will pay its own legal and accounting fees, all registration and filing fees attributable to the registration of the shares, all legal fees and filing fees relating to state securities or "blue sky" filings, the filing fee payable to the New York Stock Exchange and all printing fees incurred in connection herewith. Each selling stockholder will pay his, her or its own legal and accounting fees and any other expenses incurred by the selling stockholder. Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholder selling such shares.

                                 Legal Opinion

     Blank Rome Comisky & McCauley LLP has given its opinion on the legality of the shares being registered.

                                    Experts

     The consolidated balance sheets of SunGard and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.